Exhibit 99.2

News Release

Urovant Sciences Enters Into Definitive Agreement for Sumitovant Biopharma to Acquire All Outstanding Shares

•	Urovant Sciences Shareholders to Receive $16.25 per share in cash

•	Urovant Special Independent Committee of the Board Unanimously Recommends that all Shareholders Vote in Favor of the Transaction

•	Agreement Represents Confidence in Urovant’s Future Success

•	Transaction expected to be completed in Q1 2021, subject to approval by a majority of minority shareholders

IRVINE, Calif. & BASEL, Switzerland, November 12, 2020/Business Wire – Urovant Sciences (Nasdaq: UROV) announced today that it has entered into a definitive agreement in which Sumitovant Biopharma will acquire Urovant Sciences for $16.25 per share or approximately $584 million in total equity value on a fully diluted basis in an all-cash merger. The price represents a 96% premium over Urovant’s closing share price of $8.28 on November 12, 2020 and a premium of 92% to Urovant’s 30-day volume weighted average share price on November 12, 2020. Sumitovant is currently Urovant’s largest shareholder with approximately 72% equity ownership of the company.

The offer was accepted by a special independent committee of the Urovant Board of Directors and was unanimously approved by the boards of directors of Urovant and Sumitovant.

“After careful consideration and consultation with our financial advisors, the special committee of the Urovant Board of Directors has found that Sumitovant’s offer represents exceptional value for shareholders,” said Pierre Legault, lead independent member of the Urovant Board of Directors and chairman of the special committee.

“Our business is growing, and we remain focused on the potential opportunity to launch vibegron in 2021, pending FDA approval,” said James Robinson, president and chief executive officer of Urovant Sciences. “Sumitovant is our largest investor, and we have been partnering closely with them on plans to efficiently launch vibegron and achieve scale as quickly as possible. We believe that this investment represents a vote of confidence in Urovant’s future success and will put us in an even stronger position to bring vibegron to market as a new treatment option for patients with overactive bladder and to continue advancing our promising development pipeline.”

Lazard is acting as exclusive financial advisor to the special committee of Urovant’s board of directors and O’Melveny & Myers is serving as the special committee’s legal counsel. Citi is acting as exclusive financial advisor to Sumitovant and Jones Day is serving as Sumitovant’s legal counsel.

Transaction Details

Under the terms of the agreement, a wholly owned subsidiary of Sumitovant will merge with and into Urovant with Urovant surviving the merger as a wholly owned subsidiary of Sumitovant. In the merger all outstanding shares of Urovant stock (other than those held by Sumitovant) will be cancelled and converted into the right to receive $16.25 per share. The closing of the merger is subject to certain limited customary conditions, including the approval of a majority of the minority shareholders. The transaction is expected to close in the first quarter of 2021, subject to approval by the minority shareholders.

Following the transaction, Urovant will become a wholly owned subsidiary of Sumitovant, with the flexibility to continue investing in the development and launch of leading-edge urology products for patients with high unmet medical need. The company will continue to be based in Irvine, California.

The company continues to expect FDA action on its New Drug Application submission for vibegron in the U.S. by December 26, 2020.

About Urovant Sciences

Urovant Sciences is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for urologic conditions. The Company’s lead product candidate, vibegron, is an oral, once-daily small molecule beta-3 agonist that is being evaluated for overactive bladder (OAB). Urovant Sciences reported positive data from the vibegron 12-week, Phase 3 pivotal EMPOWUR study and demonstrated favorable longer-term efficacy, safety, and tolerability in a 40-week extension study. The Company submitted a New Drug Application to the FDA seeking approval of vibegron for the treatment of patients with OAB in December 2019. Vibegron is also being evaluated for treatment of OAB in men with benign prostatic hyperplasia (OAB+BPH) and for abdominal pain associated with irritable bowel syndrome (IBS). Urovant’s second product candidate, URO-902, is a novel gene therapy being developed for patients with OAB who have failed oral pharmacologic therapy. Urovant Sciences, a subsidiary of Sumitovant Biopharma Ltd., which is a wholly-owned subsidiary of Sumitomo Dainippon Pharma Co., Ltd., intends to develop novel treatments for additional urologic diseases. Learn more about us at www.urovant.com.

About Sumitovant Biopharma Ltd.

Sumitovant is a global biopharmaceutical company with offices in New York City and London. Sumitovant is a wholly owned subsidiary of Sumitomo Dainippon Pharma. Sumitovant is the majority shareholder of Myovant Sciences and Urovant Sciences, and wholly owns Enzyvant Therapeutics, Spirovant Sciences, and Altavant Sciences. Sumitovant’s promising pipeline is comprised of early-through late-stage investigational medicines across a range of disease areas targeting high unmet need. For further information about Sumitovant, please visit https://www.sumitovant.com.

About Sumitomo Dainippon Pharma Co., Ltd.

Sumitomo Dainippon Pharma is among the top-ten listed pharmaceutical companies in Japan, operating globally in major pharmaceutical markets, including Japan, the U.S., China, and the European Union. Sumitomo Dainippon Pharma is based on the merger in 2005 between Dainippon Pharmaceutical Co., Ltd., and Sumitomo Pharmaceuticals Co., Ltd. Today, Sumitomo Dainippon Pharma has more than 6,000 employees worldwide. Additional information about Sumitomo Dainippon Pharma is available through its corporate website at https://www.ds-pharma.com.

Additional Information and Where to Find It

This communication is being made in respect of the proposed transaction involving Urovant and Sumitovant. Urovant intends to file with the Securities and Exchange Commission (“SEC”) relevant materials, including a proxy statement on Schedule 14A in connection with the proposed transaction with Sumitovant, and Urovant and certain other persons, including Sumitovant, intend to file a Schedule 13E-3 transaction statement with the SEC. The definitive proxy statement and Schedule 13E-3 transaction statement will be sent or given to the shareholders of Urovant and will contain important information about the proposed transaction and related matters. UROVANT’S SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT REGARDING THE PROPOSED TRANSACTION, THE SCHEDULE 13E-3 AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement, Schedule 13E-3 and other relevant materials (when they become available), and any other documents filed by Urovant with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, securityholders of Urovant will be able to obtain free copies of the proxy statement and Schedule 13E-3 through the Investor Relations page of Urovant’s website, www.urovant.com, or by contacting Urovant’s Investor Relations Department by mail at Attention: Investor Relations, 5281 California Ave, Suite #100, Irvine, CA 92617, or by telephone at (949) 769-2706.

Participants in the Solicitation

Urovant, Sumitovant and their respective directors, executive officers and other members of management and certain of their respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about Urovant’s directors and executive officers is included in Urovant’s Annual Report on Form 10-K for the year ended March 31, 2020 filed with the SEC on June 19, 2020, and the proxy statement for Urovant’s annual meeting of shareholders for 2020, filed with the SEC on July 27, 2020. Additional information regarding these persons and their interests in the merger will be included in the proxy statement and Schedule 13E-3 relating to the proposed merger when they are filed with the SEC. These documents, when available, can be obtained free of charge from the sources indicated above.

Safe Harbor for Forward-looking Statements

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical statements of fact and statements regarding Urovant’s intent, belief or expectations and can be identified by words such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “strive,” “to be,” “will,” “would,” or the negative or plural of these words or other similar expressions or variations, although not all forward-looking statements contain these identifying words. In this press release, forward-looking statements include, but are not limited to, statements regarding expectations about the proposed transaction involving Urovant and Sumitovant and statements regarding Urovant’s expectations for the commercialization of vibegron for the treatment of overactive bladder and plans and strategies for the clinical development of vibegron and other treatments for urologic diseases. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially and reported results should not be considered as an indication of future performance. Risks and uncertainities related to the proposed merger include, but are not limited to, the risk that the merger transaction does not close, due to the failure of one or more conditions to closing or otherwise; the risk that required Urovant shareholder approvals of the merger transaction will not be obtained or that such approvals will be delayed or conditioned beyond current expectations; risks related to the disruption of management time from ongoing business operations due to the proposed transaction and possible difficulties in maintaining customer, supplier, key personnel and other strategic relationships; and the possibility of unexpected costs, liabilities or litigation related to the proposed transaction. Additional risks and uncertainties related to Urovant and its business include, but are not limited to, Urovant’s dependence on the success of its lead product candidate, vibegron, including uncertainties regarding FDA approval; the failure to achieve the market acceptance necessary for commercial success for vibegron or any other product candidate; the success and cost of Urovant’s efforts to commercialize vibegron; the impact on Urovant’s business, financial results, results of operations and ongoing clinical trials from the effects of the COVID-19 pandemic; risks related to clinical trials, including uncertainties relating to the success of Urovant’s clinical trials for vibegron and URO-902 and any future therapy or product candidates; uncertainties surrounding the regulatory landscape that governs gene therapy products; Urovant’s dependence on Merck Sharp & Dohme Corp. and Ion Channel Innovations, LLC to have accurately reported results and collected and interpreted data related to vibegron and URO-902 prior to Urovant’s acquisition of the rights related to these product candidates; reliance on a single supplier for the enzyme used to manufacture vibegron; the ability to obtain, maintain, and enforce intellectual property protection for Urovant’s technology and products; risks related to significant competition from other biotechnology and pharmaceutical companies; Urovant’s ability to realize the anticipated benefits of the co-promotion agreement with Sunovion in the manner or timeline expected; and other risks and uncertainties listed in Urovant’s filings with the SEC, including under the heading “Risk Factors” in Urovant’s most recently filed Quarterly Report on Form 10-Q, as such risk factors may be amended, supplemented or superseded from time to time by other filings with the SEC. Given these risks and uncertainties, you should not place undue reliance on any forward-looking statements. These forward-looking statements are based on information available to Urovant as of the date of this press release and speak only as of the date of this release. Urovant disclaims any obligation to update these forward-looking statements, except as may be required by law.

Contact

Investor inquiries:

Ryan Kubota

949.769.2706

ryan.kubota@urovant.com

Media inquiries:

Ryan Kubota

Urovant Sciences

ryan.kubota@urovant.com

949.769.2706

or

Jeff Winton

Jeff Winton Associates

Jeff@JeffWintonAssociates.com

908.872.2682

# # #